Exhibit 99.1

GLEN BURNIE BANCORP ANNOUNCES

FIRST QUARTER 2017 RESULTS

GLEN BURNIE, MD (May 8, 2017) – Glen Burnie Bancorp (NASDAQ: GLBZ), the bank holding company for The Bank of Glen Burnie, announced today net income of $0.32 million, or $0.11 per basic and diluted common share for the quarter ended March 31, 2017 compared to net income of $0.28 million, or $0.10 per basic and diluted common share for the quarter ended March 31, 2016. The Bank now has total assets of over $395 million and 8 branch locations in Anne Arundel County Maryland. The Bank of Glen Burnie is the oldest independent commercial bank in Anne Arundel County.

“We are pleased with the Bank’s performance in the first quarter of 2017,” said John D. Long, President and Chief Executive Officer. “Management sees organic loan growth, attractive low-cost core deposit funding and improved operational efficiencies and cost savings. Our income before taxes of $0.35 million represents a $0.03 million increase over the $0.32 million reported for the first quarter in 2016 and a $0.06 million increase over the $0.29 million recorded for the quarter ended December 31, 2016. We remain strongly committed to serving the needs of the community through the development of new loan and deposit products designed to meet the financial needs our community.”

Specific highlights for the quarter include:

●	Total assets were $395 million at March 31, 2017 compared to $394 million at March 31, 2016 and $388 million at December 31, 2016.

●	Net loans were $267 million at March 31, 2017, an increase of 5% from $255 million at March 31, 2016, and an increase of 2% from $263 million at December 31, 2016.

●	Total deposits were $341 million at March 31, 2017, an increase of 1% from $339 million at March 31, 2016, and an increase of 2% from $333 million at December 31, 2016.

●	Net interest income for the three-month period ended March 31, 2017 totaled $2.8 million, unchanged from the $2.8 million for the same period in 2016.

●	Net interest margin for the three-month period ended March 31, 2017 was 3.07%, compared to 3.22% for the same period in 2016. The decline of the net interest margin is primarily driven by declining yields on earning assets, as the balances of lower yielding investment securities have continued to increase within the portfolio.

●	The provision for loan losses for the three-month period ended March 31, 2017 was $0.2 million, compared to $0.1 million for the same period of 2016. The increases for the 2017 period were primarily the result of increases in loan originations. As a result, the allowance for loan losses was $2.60 million at March 31, 2017, representing 0.96% of loans, compared to $2.31 million, or 0.90% of loans, at March 31, 2016 and $2.48 million, or 0.94% of total loans, at December 31, 2016.

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Glen Burnie Bancorp Information

Glen Burnie Bancorp is a bank holding company headquartered in Glen Burnie, Maryland. Founded in 1949, The Bank of Glen Burnie® is a locally-owned community bank with 8 branch offices serving Anne Arundel County. The Bank is engaged in the commercial and retail banking business including the acceptance of demand and time deposits, and the origination of loans to individuals, associations, partnerships and corporations. The Bank’s real estate financing consists of residential first and second mortgage loans, home equity lines of credit and commercial mortgage loans. The Bank also originates automobile loans through arrangements with local automobile dealers. Additional information is available at www.thebankofglenburnie.com.

Forward-Looking Statements

The statements contained herein that are not historical financial information, may be deemed to constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties, which could cause the company’s actual results in the future to differ materially from its historical results and those presently anticipated or projected. These statements are evidenced by terms such as “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” and similar expressions. Although these statements reflect management’s good faith beliefs and projections, they are not guarantees of future performance and they may not prove true. For a more complete discussion of these and other risk factors, please see the company’s reports filed with the Securities and Exchange Commission.

For further information contact:

Jeffrey D. Harris, Chief Financial Officer

410-768-8883

jdharris@bogb.net

106 Padfield Blvd

Glen Burnie, MD 21061

GLEN BURNIE BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	March 31,		March 31,
	2017	December 31,	2016	December 31,
	(unaudited)	2016	(unaudited)	2015
ASSETS
Cash and due from banks	$6,600	$6,946	$6,124	$7,494
Interest bearing deposits	6,139	479	6,069	2,308
Federal funds sold	4,591	3,197	8,425	2,570
Cash and cash equivalents	17,330	10,622	20,618	12,372
Investment securities	91,097	94,607	99,476	98,790
Federal Home Loan Bank stock, at cost	1,198	1,200	1,200	1,203
Maryland Financial Bank stock	30	30	30	30
Loans, net of allowance for loan losses	267,105	262,574	254,791	259,637
Premises and equipment, net	3,320	3,323	3,302	3,369
Other real estate owned	114	114	201	74
Cash value of life insurance	9,377	9,328	9,411	9,358
Other assets	5,944	6,634	5,437	5,747
Total Assets	$395,515	$388,432	$394,466	$390,580

LIABILITIES
Deposits	$340,574	$333,237	$339,055	$335,191
Long-term borrowings	20,000	20,000	20,000	20,000
Other liabilities	1,010	1,381	744	1,213
Total Liabilities	361,584	354,618	359,799	356,404

STOCKHOLDERS’ EQUITY
Common stock, par value $1, authorized 15,000,000 shares;
issued and outstanding March 31, 2017 2,790,260;
December 31, 2016 2,786,855 shares;	2,790	2,787	2,777	2,773
March 31, 2006 2,776,566 and
December 31, 2015 2,773,361 shares.
Additional paid-in capital	10,164	10,130	10,036	9,986
Retained earnings	21,745	21,707	21,723	21,718
Accumulated other comprehensive (loss) income	(768)	(810)	131	(302)
Total Stockholders’ Equity	33,931	33,814	34,667	34,175

Total Liabilities and Stockholders’ Equity	$395,515	$388,432	$394,466	$390,579

GLEN BURNIE BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended
	March 31,
	2017	2016

Interest income:
Loans, including fees	$2,774	$2,835
U.S. Treasury and U.S. Government agency securities	278	275
State and municipal securities	241	213
Other	31	28
Total Interest Income	3,324	3,351

Interest expense:
Deposits	332	392
Short-term borrowings	1	-
Long-term borrowings	158	160
Total Interest Expense	491	552

Net Interest Income	2,833	2,799

Provision for credit losses	195	117

Net interest income after provision for loan losses	2,638	2,682

Noninterest income:
Service charges on deposit accounts	67	83
Other fees and commissions	161	159
Other non-interest income	18	12
Income on life insurance	49	53
Gains on investment securities	1	1
Total noninterest income	296	308

Noninterest expenses:
Salaries and employee benefits	1,422	1,505
Occupancy	206	198
Other expenses	960	970
Total noninterest expenses	2,588	2,673

Income before income taxes	346	317
Income tax expense	30	34

Net income	$316	$283

Basic and diluted net income per common share	$0.11	$0.10